UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Other Events

On May 30, 2025, Mega Matrix Inc. (the “Company”) convened its annual general meeting of shareholders (“Annual General Meeting”) at 10:30 a.m. (Singapore local time), at the offices of the Company located at Level 21, 88 Market Street, CapitaSpring, Singapore 048948. At the Annual General Meeting, the Company’s shareholders passed the following resolutions:

(1)	an ordinary resolution, to elect four (4) persons to the board of directors of the Company, each to serve until the next annual general meeting of shareholders of the Company or until such person shall resign, be removed or otherwise leave office;

(2)	an ordinary resolution, to confirm and ratify the appointment of Audit Alliance LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2025;

(3)	an ordinary resolution, to consolidate all of the Company’s Class A ordinary shares and Class B ordinary shares, each with a par value of USD 0.001, in the authorized share capital (including all issued and unissued shares) (collectively, the “Shares”), by consolidating every 20 Shares of the Company, or such lesser whole number of Shares (but not fewer than 3) as the Board of Directors of the Company (the “Board”) may determine in its sole discretion, into 1 Share of the Company (the “Share Consolidation”). The consolidated Shares shall have the same rights and be subject to the same restrictions (except with respect to par value) as the existing Shares of the same class, as set forth in the Company’s memorandum and articles of association. The Share Consolidation shall be subject to the approval of the Board and shall become effective as of the date determined by the Board in its sole discretion; and

(4)	a special resolution, to adopt the third amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect the adjusted number of authorized shares and the adjusted par value of the Shares upon effectiveness of the Share Consolidation.

Incorporation by Reference

This report shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-277227) and on Form F-3 (File No. 333-283739), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
	Name:	Yucheng Hu
	Title:	Chief Executive Officer
Dated: June 3, 2025

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